Form C

OFFICER'S FINANCIAL CERTIFICATION

I, William McGuire, certify that:

(1) the financial statements of LiveVested, LLC included in this Form are true and complete in all material respects;

(2) reviewed financial statements by a public accountant for the fiscal years ended December 31, 2019 and December 31, 2020 are not readily available, but will be provided to investors should they become available during the Offering period.

IN WITNESS WHEREOF, this Officer's Financial Certification has been executed as of the Date below.

Company: LiveVested, LLC

By: *William McGuire*
William McGuire (Mar 15, 2021 15:13 EDT)

Printed: William McGuire

Title: CEO

Date: Mar 15, 2021

LiveVested, LLC

Unaudited Financial Statements

December 31, 2020

This Offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief. Under these temporary regulations, financial information certified by the principal executive officer of the issuer has been provided instead of financial statements reviewed by a public accountant that is independent of the issuer.

LiveVested, LLC
BALANCE SHEET
As of December 31, 2020 (Unaudited)

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	$22,596.16
Accounts Receivable	$12,113.75
Other Current Assets	$15,500.00
Total Current Assets	$50,209.91
TOTAL ASSETS	$50,209.91
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	$4,675.80
Long-Term Liabilities	
2020 Private C. Note Holders	48,500.00
EIDL	5,500.00
Shareholder Loans - 0% Int	5,000.00
Total Long-Term Liabilities	$59,000.00
Total Liabilities	$63,675.80
Equity	$ -13,465.89
TOTAL LIABILITIES AND EQUITY	$50,209.91

(accrual)

Common Units (400,000 units authorized, approximately 264,322 issued & outstanding* including P-Series Units as of December 31, 2020); Preferred Series A-1 (50,000 units authorized, 2,500 outstanding as of December 31, 2020); Preferred Series A-2 (150,000 authorized, 0 outstanding as of December 31, 2020)

*The total outstanding includes an unexercised warrant with rights to 5,000 Common Units as well as approximately 3,668 Common Units and approximately 1,765 Profits Interest Units which may be issues pending the final close activities of boon, Inc. expected to complete no later than March 31, 2021.


LiveVested, LLC

BALANCE SHEET
As of December 31, 2019 (Unaudited)


	TOTAL
▾ ASSETS	
▾ Current Assets	
▸ Bank Accounts	$980.91
▸ Accounts Receivable	$8,398.50
Total Current Assets	$0.00
TOTAL ASSETS	$9,379.41
▾ LIABILITIES AND EQUITY	
▾ Liabilities	
▸ Current Liabilities	$ -18,167.01
▸ Long-Term Liabilities	$5,003.05
Total Liabilities	$ -13,163.96
▸ Equity	$22,543.37
TOTAL LIABILITIES AND EQUITY	$9,379.41


(accrual)


LiveVested, LLC

STATEMENT OF OPERATIONS
From January 1, 2020 through December 31, 2020 (Unaudited)

	TOTAL
▸ Income	$37,099.31
▸ Cost of Goods Sold	$18,871.25
GROSS PROFIT	$18,228.06
▾ Expenses	
▸ Corporate Operating Expenses	19,547.35
▸ Sales & Marketing	25,394.51
Total Expenses	$44,941.86
NET OPERATING INCOME	$ -26,713.80
NET INCOME	$ -26,713.80

Cash basis

From January 29, 2019 (Inception) through December 31, 2019 (Unaudited)

	TOTAL
▸ Income	$5,074.50
▸ Cost of Goods Sold	$2,543.75
GROSS PROFIT	$2,530.75
▾ Expenses	
▸ Corporate Operating Expenses	19,160.98
▸ Sales & Marketing	7,372.78
Total Expenses	$26,533.76
NET OPERATING INCOME	$ -24,003.01
NET INCOME	$ -24,003.01

Cash basis

LiveVested, LLC

STATEMENT OF UNITHOLDERS' EQUITY
From January 29, 2020 (Inception) through December 31, 2020 (Unaudited)

	Series A-1 Preferred Issued & Outstanding		Series A-2 Preferred Issued & Outstanding		Common Issued & Outstanding		Common (P-Series) Issued & Outstanding		Member's Surplus / (Deficit)	Total
	Units	Amount	Units	Amount	Units	Amount	Units	Amount		
					(Reflects 10-fold increase to Units from the Unit split that occurred on November 14, 2020)					
Balance as of Jan 29, 2019 (unaudited)	-	$ -	-	$ -	200,000	$ 13,437	-	$ -	$ (13,437)	$ (13,437)
Issuance of Common Units					18,000					
Issuance of P-Series ("Profits Interests") Units							-	$ -		
Issuance of Preferred Units	2,500	$ 25,000	-	$ -						$ 25,000
Surrender/Cancellation of Common Units					(19,500)					
Net Income / (Loss)									$ (24,003)	$ (24,003)
Balance as of December 31, 2019 (unaudited)	2,500	$ 25,000	-	$ -	198,500	$ 13,437	-	$ -	$ (37,440)	$ (12,440)
Issuance of Common Units					-	$ -				
Issuance of P-Series ("Profits Interests") Units							23,775	$ -		
Issuance of Preferred Units	-	$ -	-	$ -						
Surrender/Cancellation of Common Units					(24,500)	$ -				
Net Income / (Loss)									$ (26,713)	$ (26,713)
Balance as of December 31, 2020 (unaudited)	2,500	$ 25,000	-	$ -	174,000	$ 13,437	23,775	$ -	$ (64,153)	$ (39,153)

Does not include all outstanding unexercised warrants with rights to 5,000 Common Units or $48.5K of Convertible Debt.

STATEMENT OF CASH FLOWS
From January 1, 2020 through December 31, 2020 (Unaudited)

	TOTAL
▾ OPERATING ACTIVITIES	
Net Income	-22,998.55
▸ Adjustments to reconcile Net Income to Net Cash provid…	3,627.56
Net cash provided by operating activities	$ -19,370.99
▸ FINANCING ACTIVITIES	$40,986.24
NET CASH INCREASE FOR PERIOD	$21,615.25
Cash at beginning of period	980.91
CASH AT END OF PERIOD	$22,596.16

From January 29, 2019 (Inception) through December 31, 2019(Unaudited)

	TOTAL
▾ OPERATING ACTIVITIES	
Net Income	-15,604.51
▸ Adjustments to reconcile Net Income to Net Cash provide…	-26,565.51
Net cash provided by operating activities	$ -42,170.02
▸ FINANCING ACTIVITIES	$43,150.93
NET CASH INCREASE FOR PERIOD	$980.91
CASH AT END OF PERIOD	$980.91

LiveVested, LLC

NOTES TO FINANCIAL STATEMENTS
As of December 31, 2020 (unaudited)

NOTE 1 - NATURE OF OPERATIONS

LiveVested, LLC (which may be referred to as the "Company," "we," "us," or "our"). The Company provides a startup founder community platform for all founders. This includes education, business advisory, and paths to funding for businesses to grow, scale, and exit.

The Company was formed on January 29, 2019 in the State of Delaware as a Public Benefit LLC.

Since Inception, the Company has relied on funds received from its founder, small business loans, revolving debt from the founder, approximately $73,500 of investment (equity and convertible debt), and client revenue to fund its operations. As of December 31, 2020, the Company had $22,596 of working capital plus $13,500 of Subscription Receivables cash and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next 12 months, the Company intends to fund its operations with funding from an investment campaign (see Note 7), and funds from revenue producing activities. If the Company cannot secure additional short-term capital, the Company may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2020, the Company is operating as a going concern. See Note 1 and Note 6 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, the Company had $22,596.16 of cash on hand.

Receivables and Credit Policy

Receivables from customers are uncollateralized customer obligations due under normal terms, primarily requiring payment as or after services are rendered. Receivables are stated at the amount billed to the customer. Payments of receivables are allocated to the specific invoices identified on the customer's remittance advice or,if unspecified, are applied to the earliest unpaid invoice, or are paid on demand without an invoice through https://thefenx.com portal. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances.

Property and Equipment

As of December 31, 2020, the Company had not acquired any fixed assets which would be capitalized in accordancewith generally accepted accounting principles as stated below.

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairsare expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three tofive years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment includecurrent operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Income Taxes

The Company is an LLC taxed as a partnership therefore it pays no Income tax. Its subsidiary boon, Inc. is a "C" Corporation and does pay Income taxes. Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxescurrently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns for boon, Inc. to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, boon, Inc has accumulated a tax loss of approximately $350,283. Boon, Inc. will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

The Company recognizes revenue on a monthly basis from member subscriptions paid in advance within https://thefenx.com, from prearranged payment schedules starting as early as within 15 days of the Effective Date of services rendered through boon Launch, and/or when future revenues from any equity positions in client's companies or carried interest positions in private funds are recognized. As of December 31, 2020, the Company had recognized $36,099 and $5,074 as of December 31, 2019 (cash basis).

Advertising Expenses

The Company expenses advertising costs as they are incurred.Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of organization and/or incorporation are expensed as incurred.

Software Development Costs

The Company's subsidiary boon, Inc. applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to researchand development expense until technological feasibility is established. With boon, Inc.'s current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete and US based workers are paid on a W-2 basis. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of Cost of Sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which itbelieves to

be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promisedgoods or services are transferred to customers in an amount that reflects the consideration expected to be received forthose goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i)provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected tohave a significant impact on our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company has not filed its tax return for the period ending December 31, 2019, nor has it filed the income tax return for boon, Inc. for the period ended December 31, 2020, which will remain subjectto examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. All past tax returns have been filed for both entities.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

On or about January 28, 2021 Will McGuire and LiveVested, LLC were advised by email that a lawsuit had been initiated in the United States District Court for the Eastern District of North Carolina by a pro se Plaintiff. On February 26, 2021 in a Recommendation and Memorandum, the United States District Court for the Eastern District of North Carolina recommended the case be dismissed on the basis of it being frivolous. The Plaintiff had until March 12, 2021 to file written objections to the District Judge and to the Company's knowledge, no such objections were filed. As such, it is expected that the case will be dismissed in the near future.

Although management is unaware of any other threatened or pending litigation against the Company, there can be no assurance that future claims will not be asserted and that, even if without merit, the cost to defend against such claims would not be significant, thus having a material adverse effect on the Company's business, financial condition and results of operations. The Company has never filed any lawsuit against any other person or entity, or been the subject of another a lawsuit.

NOTE 5 – EQUITY

A summary of the existing issued and outstanding Units of the Company is located in the table below.

Type of Unit > Characteristics Below	**Common**	**P-Series (A sub-series of Common) "Profits Interest"**	**Preferred Series A-1**	**Preferred Series A-2**
Issued & Outstanding* | Authorized	217,319* | 400,000	51,000 | At Board's discretion	2,500 | 50,000	0 | 150,000
Priority Return %/year	N/A	N/A	0%, but Board can vote	N/A

			to change this	
Liquidation Preference	None		0.8X on Net Cash Flows until the Capital Contributions are returned; 0.2X after 1.0X for Capital Transactions	
Vote	1 Unit = 1 Vote	1 Unit = 1 Vote except as specified	1 Unit = 1 Vote	None
Convertible to Common	N/A	N/A, P-Series are a type of Common	Yes. Manually at the option of the holder or automatic**	
Other Information	Can be Major Member. Major Members have Preemptive (Pro-rata) Rights.			

P-Series Common Units are intended to be classified as a profits interest for federal income tax purposes pursuant to Internal Revenue Service Revenue Procedure 93-27 and Section 2.7 of this Agreement and as reflected in the restricted unit grant and the Company's books and records.

*On a fully diluted basis including all warrants (5,000 Common Units) and approximately 4.53% (12,665 P-Series Common Units) in an Unallocated Option pool, including anticipated Option pool assignments to boon option holders, but not including approximately 3,668 Common Units which may be issued before March 31, 2021 to boon, Inc. holders from acquisition activities.

Issued & Outstanding DOES NOT include any Units for current or future raises.

**Automatic upon Qualified Equity Financing ($2M received post the previous round of financing), Mergers, Sale of Company (at least $50M valuation with $15M in gross proceeds), Dissolution.

Does not reflect the potential conversion of approximately $48,500 in Convertible Notes at a $2.5M valuation cap into Series A-2 Units.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company incorporated on January 29, 2019. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Notes 1 and 7) and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Previous Offerings

The Company has issued a total of 217,319 Common units at a price of $.0001 per unit to $29.21 per unit from February 2019 through February 2021. The Company has also issued 36,570 P-Series Units at a price of 4.938 per unit to $29.21 per Unit from February 2020 to February 2021. The Company has also issued 2,500 units of Preferred Series A-1 units at a price of $10.00 per unit April 2019.

Issuance of Debt

The Company has issued convertible promissory notes totaling $48.5K. The notes have a simple interest rate of 8% and mature December 2022 and have a valuation cap of $2.5M (if converted).

The Company has a $5,500 EIDL loan outstanding. The loan has a 3.75% interest rate and matures on July 1, 2050. Payments are $27.00 per month starting July 1, 2021.

The Company has a $5,000 loan outstanding. The loan has a 0% interest rate and matures on December 31, 2025.

Revolving short-term debt (less than 1 year) from founder and team at 0% interest. The balance of this on December 31, 2020 is $0.

Management's Evaluation

Management has evaluated subsequent events through February 28, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.